

July 11, 2013

Via E-mail
William W. Reid
Chief Executive Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

>   **Re: Gold Resource Corporation**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 18, 2013**
>   **Response dated June 25, 2013**
>   **File No. 001-34857**

Dear Mr. Reid:

   We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Total Cash Cost per Gold Equivalent Ounce, page 35

1.   We note you present the non-GAAP measures of total cash cost per gold equivalent ounce sold of $419 and $269 for fiscal years ending 2012 and 2011, respectively, both computed by deducting by-product copper, lead and zinc sales (the "non-GAAP measures"). In calculating these non-GAAP measures, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. We can appreciate your desire to convey the notion that by-product revenues offset your costs; however, you should consider describing that in a manner so as to avoid

presenting the non-GAAP measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without presenting the non-GAAP measures. Please amend your filing as appropriate.

Item 8. Financial Statements and Supplementary Data, page 41

2.	We note your response to comment two of our letter dated May 2, 2013. Since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7, you continue be in the exploration stage and thus are an exploration stage company. We continue to believe your current presentation of sales of metals concentrate as revenue with corresponding mine cost of sales and mine gross profit depicts your exploration stage operations as being in the production stage. Although inventory is recorded on your balance sheet, you are not capitalizing any other costs but instead expensing them as incurred. Therefore, your mine cost of sales is not capturing depreciation, depletion or any other costs related sale of inventory. Please amend your Form 10-K to make the following revisions:

- Revise your consolidated statement of operations to report all income and costs related to your exploration activities as Other Income, net in the operating expense section.

- Include footnote disclosure to quantify and describe the items comprising Other Income, net, along with a clear discussion of what is and is not included in the cost of sales component of this line item.

- Please provide us with draft changes to your financial statements in your response letter.

3.	We note your response to comment 3 of our letter dated May 2, 2013 in which you propose to include a cautionary statement regarding your lack of reserves and provided definitions of terms that that you propose to use in your filing. We re-issue comment 3. Companies without reserves are in the exploration state and may not use terminology that states or implies they are in the development or production stages, despite common usage in the mining industry by companies with proven and/or probable reserves. The definitions you propose are still easily confused with these terms and are not acceptable. For example the term commercial production can be defined as a percentage of your concentrators' nameplate capacity without implying production. We also note your cautionary statement does not address the duration profitable mining activities are expected to continue at your mine site, which is an issue reserve estimates commonly address.

<u>Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 50</u>

<u>Revenue Recognition, page 52</u>

4.   We note in your response to comment six of our letter dated June 6, 2013 that payable metal deductions represent the portion of concentrate that is unrecoverable as a result of the smelting process. Please advise us of the following:

- Confirm to us that the entire payable metal deductions levied by the buyer of your concentrates in fiscal 2011 and 2012 represents unrecoverable metals contained in concentrates and, if so, confirm to us that you will clearly disclose this fact in future filings.

- Confirm to us that your current presentation of sales of metal concentrates are recorded net of the payable metal deduction and, if so, confirm to us that you will revise your revenue recognition disclosure in future filings to clearly state that your revenue is net of the payable metal deduction which represents unrecoverable metals contained in concentrates.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining